UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta publishes and mails the AGM Notice and Proxy Materials to ADS Holders”

Herewith we furnish the Notice of the Annual General Meeting 2016, the Proxy Card and the cover letter to ADS Holders related to Syngenta AG. The full texts of the documents are the following:

# # #

Notice of the Annual General Meeting of Syngenta AG

Tuesday, April 26, 2016

Basel, Switzerland

Basel, March 16, 2016

To the holders of American Depositary Shares (ADSs) of Syngenta AG

Notice of the Annual General Meeting 2016

The Bank of New York Mellon, the ADS Depositary for Syngenta AG (the “Depositary“), has been notified that the Annual General Meeting of Syngenta AG will be held in Basel, Switzerland, on Tuesday, April 26, 2016, at 9:30 a.m. CET.

If you wish to have the Depositary to lodge your vote for the Syngenta shares underlying your ADSs as per your instructions, please direct the Depositary by executing the proxy voting according to the instructions and timing mentioned on the proxy voting card.

Agenda*

1	Annual Report 2015

Approval of the Annual Report, including the Annual Financial Statements and the Group Consolidated Financial Statements for the year 2015

2	Consultative vote on the Compensation Report for the year 2015

3	Discharge of the members of the Board of Directors and the Executive Committee

4	Reduction of share capital by cancellation of repurchased shares

5	Appropriation of the available earnings as per Balance Sheet 2015 and dividend decisions

5.1	Resolution on the ordinary dividend

5.2	Resolution on a special dividend (conditional resolution)

6	Elections to the Board of Directors

6.1	Re-election of Vinita Bali

6.2	Re-election of Stefan Borgas

6.3	Re-election of Gunnar Brock

6.4	Re-election of Michel Demaré

6.5	Re-election of Eleni Gabre-Madhin

6.6	Re-election of David Lawrence

6.7	Re-election of Eveline Saupper

6.8	Re-election of Jürg Witmer

7	Re-election of Michel Demaré as Chairman of the Board of Directors

8	Elections to the Compensation Committee

8.1	Re-election of Eveline Saupper

8.2	Re-election of Jürg Witmer

8.3	Election of Stefan Borgas

9	Maximum total compensation of the Board of Directors

10	Maximum total compensation of the Executive Committee

11	Election of the Independent Proxy

12	Election of the external auditor

On behalf of the Board of Directors of Syngenta AG:

/s/ Michel Demaré

Michel Demaré

Chairman

* Translation: The German text of the invitation is legally binding.

Motions and Explanations

1	Annual Report 2015

Approval of the Annual Report, including the Annual Financial Statements and the Group Consolidated Financial Statements for the year 2015

The Board of Directors proposes approval.

2	Consultative vote on the Compensation Report for the year 2015

The Board of Directors proposes to the Annual General Meeting (AGM) to endorse the Compensation Report 2015. This vote is consultative.

Explanation

In line with the recommendations of the Swiss Code of Best Practice for Corporate Governance, the Board of Directors has decided to submit the Compensation Report 2015 to shareholders for a consultative vote. The Compensation Report includes the content required by law and furthermore describes the compensation system and its application in the business year.

3	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Executive Committee.

4	Reduction of share capital by cancellation of repurchased shares

The Board of Directors proposes:

(A) As a consequence of the 367,500 shares acquired with reference to the authorization of the AGM of April 24, 2012, within the scope of repurchase programs on the second trading line in 2014 and 2015, to reduce the share capital of the Company from currently CHF 9,294,564.90 by CHF 36,750.00 to CHF 9,257,814.90, divided into 92,578,149 registered shares with a par value of CHF 0.10 each, and the subsequent cancellation of the 367,500 repurchased shares;

(B) To declare, as a result of the audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of share capital;

(C) To amend article 4 paragraph 1 of the Articles of Incorporation of Syngenta AG in accordance with the capital reduction as follows (amendments underlined): “The share capital of the Company is CHF 9,257,814.90, fully paid-in and divided into 92,578,149 registered shares. Each share has a par value of CHF 0.10”.

Explanation

The AGM of April 24, 2012, authorized the Board of Directors to repurchase shares up to 10% of the share capital with the purpose of reduction of the share capital. The buy-back started in July 2013. In a first tranche, Syngenta repurchased in 2013 167,000 shares on a second trading line; these shares were already cancelled upon decision of the AGM of April 29, 2014. In 2014, a second and last tranche of 136,000 shares was repurchased; the second trading line was closed on October 15, 2015.

On September 3, 2015, Syngenta announced a significant return of capital to shareholders: with reference to the 2012 AGM authorization, the Company announced its intention to repurchase shares in the amount of more than $2 billion within the scope of a further repurchase program. For this purpose, a new second trading line was opened on October 16, 2015; the share buy-backs started on October 16, 2015, and will end on December 29, 2017, at the latest. Between October 16, 2015, and November 13, 2015, Syngenta repurchased 231,500 shares in total on the newly opened second trading line.

The Board of Directors proposes to cancel these shares in the total amount of 367,500, repurchased in 2014 and 2015 for the purpose of capital reduction, and to reduce the share capital of the Company accordingly.

The external auditor KPMG AG determines in an audit report prepared for the AGM that the claims by creditors are fully covered notwithstanding the reduction of share capital pursuant to this agenda item.

The reduction of share capital can only be accomplished after threefold publication of the notice to creditors (article 733 of the Swiss Code of Obligations) which will be published after the AGM in the Swiss Commercial Gazette.

5	Appropriation of the available earnings as per Balance Sheet 2015 and dividend decisions

The Board of Directors proposes to appropriate the available earnings 2015 as follows:

Balance brought forward	CHF	3,185,852,852
Net profit of the year 2015	CHF	1,232,526,103
Available earnings	CHF	4,418,378,955
Proposed dividend (agenda item 5.1)	CHF	-1,018,359,639
Proposed special dividend (agenda item 5.2)	CHF	-462,890,745
Balance to be carried forward	CHF	2,937,128,571

5.1	Resolution on the ordinary dividend

The Board of Directors proposes the payment, out of the net profit of the year 2015, of an ordinary dividend of CHF 11.00 per share for the business year 2015.

Explanation

The Board of Directors proposes to the AGM an ordinary gross dividend of CHF 11.00 per share for the business year 2015. No dividend will be paid either on the 367,500 repurchased shares, which are assigned to cancellation in accordance with the resolutions proposed under agenda item 4, or on all Treasury Shares held by Syngenta AG and its subsidiaries. The dividend will be paid as a net amount after deduction of any taxes and fees that may be due.

The final amount to be appropriated for dividend payment will be determined on April 27, 2016, by the number of shares with dividend rights and will be adjusted accordingly.

Subject to the approval of the dividend by the AGM, the dividend will be paid on May 2, 2016, to those shareholders holding Syngenta shares on April 27, 2016, at close of trading. The dividend will be paid as of June 24, 2016, to those holders of American Depositary Shares (ADSs) holding ADSs on April 26, 2016, at close of trading.

5.2	Resolution on a special dividend (conditional resolution)

In connection with the public tender offer by ChemChina, the Board of Directors proposes to the AGM to appropriate a special dividend as follows: payment of a dividend of CHF 5.00 per share.

The payment of the proposed dividend is subject to the condition precedent that the public tender offer by ChemChina becomes unconditional, respectively that all offer terms in view of the execution of the offer in relation to the shares tendered during the (main) offer period have been fulfilled, or that their fulfillment has been waived.

The special dividend will be paid immediately prior to the first settlement of the tender offer. The Board of Directors of the Company will determine and announce the date of the entitlement to receive the dividend and of its payment.

Explanation

In the event that the public tender offer by ChemChina comes into effect, Syngenta has agreed in the Transaction Agreement with ChemChina a special dividend of CHF 5.00 per share. For this reason, the resolution on the special dividend is conditional. Furthermore, the parties have agreed in the Transaction Agreement that the payment of the proposed special dividend – like that of the ordinary dividend – will lead to no modification of the public tender offer price of ChemChina of $465.00 per share. The Board of Directors of the Company will determine the cut-off date for the dividend entitlement as well as the date of the dividend payment, which will take place immediately prior to the closing of the tender offer. The special dividend will be paid as a net amount, after deduction of any taxes and fees that may be due.

6	Elections to the Board of Directors

The Board of Directors proposes the re-election of its members Vinita Bali, Stefan Borgas, Gunnar Brock, Michel Demaré, Eleni Gabre-Madhin, David Lawrence, Eveline Saupper and Jürg Witmer for a term of one year each.

Explanation

Under article 20 paragraph 1 of the Articles of Incorporation, the members of the Board of Directors must be elected annually; re-election is possible. Furthermore, article 20 paragraph 2 of the Articles of Incorporation stipulates that the members of the Board of Directors shall automatically retire after the lapse of the 12th year of office or, if earlier, after the expiry of the 70th year of age.

Therefore, Jacques Vincent, non-executive member of the Board of Directors, will be retiring from his Board functions at this year’s AGM for having reached the statutory age limit.

Michael Mack, former CEO and executive member of the Board of Directors, already stepped down from his functions at Syngenta at October 31, 2015.

The CVs and other information on the members of the Board of Directors proposed for re-election can be found on Syngenta's website on www.governance.syngenta.com.

6.1	Re-election of Vinita Bali

The Board of Directors proposes the re-election of Vinita Bali, born 1955, as a member of the Board of Directors for a one-year term of office; she was initially appointed in 2012.

6.2	Re-election of Stefan Borgas

The Board of Directors proposes the re-election of Stefan Borgas, born 1964, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2009.

6.3	Re-election of Gunnar Brock

The Board of Directors proposes the re-election of Gunnar Brock, born 1950, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2012.

6.4	Re-election of Michel Demaré

The Board of Directors proposes the re-election of Michel Demaré, born 1956, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2012.

6.5	Re-election of Eleni Gabre-Madhin

The Board of Directors proposes the re-election of Eleni Gabre-Madhin, born 1964, as a member of the Board of Directors for a one-year term of office; she was initially appointed in 2013.

6.6	Re-election of David Lawrence

The Board of Directors proposes the re-election of David Lawrence, born 1949, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2009.

6.7	Re-election of Eveline Saupper

The Board of Directors proposes the re-election of Eveline Saupper, born 1958, as a member of the Board of Directors for a one-year term of office; she was initially appointed in 2013.

6.8	Re-election of Jürg Witmer

The Board of Directors proposes the re-election of Jürg Witmer, born 1948, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2006.

7	Re-election of Michel Demaré as Chairman of the Board of Directors

The Board of Directors proposes the re-election of Michel Demaré as Chairman of the Board of Directors for a one-year term of office.

Explanation

Pursuant to article 17 al. b) of the Articles of Incorporation, the Chairman of the Board of Directors has to be elected by the AGM. The term of office is one year; re-election is possible. Michel Demaré was elected to the Board of Directors of Syngenta in 2012 and has acted as its Chairman since the 2013 AGM.

8	Elections to the Compensation Committee

The Board of Directors proposes the re-election of Eveline Saupper and Jürg Witmer as members of the Compensation Committee and the election of Stefan Borgas as a new member of the Compensation Committee for a one-year term of office each.

Explanation

Pursuant to article 17 al. b) of the Articles of Incorporation, the members of the Compensation Committee have to be elected by the AGM. The term of office is one year; re-election is possible. Eveline Saupper and Jürg Witmer are proposed for re-election. Stefan Borgas is proposed to be newly elected to the Compensation Committee, as successor for Jacques Vincent, who will be retiring from the Board of Directors at this year’s AGM for having reached the statutory age limit. Subject to his re-election by the AGM, Jürg Witmer will remain Chairman of the Compensation Committee.

8.1	Re-election of Eveline Saupper

The Board of Directors proposes the re-election of Eveline Saupper as a member of the Compensation Committee.

8.2	Re-election of Jürg Witmer

The Board of Directors proposes the re-election of Jürg Witmer as a member of the Compensation Committee.

8.3	Election of Stefan Borgas

The Board of Directors proposes the election of Stefan Borgas as a new member of the Compensation Committee.

9	Maximum total compensation of the Board of Directors

The Board of Directors proposes the approval of a maximum total compensation amount of no more than CHF 4.5 million for the members of the Board of Directors for the period from the 2016 AGM to the 2017 AGM.

Explanation

The proposed figure covers the unchanged base fee and applicable committee fees for Board members as well as estimated Company-paid social security contributions. Board members may elect to receive up to 100 percent of their fees in shares. Actual Company-paid social security contributions may differ and will be paid in accordance with applicable legislation.

For the period from the 2015 AGM to the 2016 AGM, the total compensation for the Board of Directors was CHF 4.22 million, which is within the maximum amount approved by the shareholders (CHF 4.5 million). Further details are available in the 2015 Compensation Report.

10	Maximum total compensation of the Executive Committee

The Board of Directors proposes the approval of a maximum total compensation amount of no more than CHF 41 million for the members of the Executive Committee for the period from January 1, 2016, through December 31, 2016.

Explanation

The proposed figure covers base salary, maximum variable compensation and other compensation including benefits in kind, pension and estimated Company-paid social security contributions. Payouts and grants under the variable compensation plans will be made after the end of the 2016 financial year.

Approval of the maximum value of the variable compensation provides incentive for Executive Committee members to deliver outstanding Company performance by allowing them to be compensated for exceeding performance targets. However, short-term incentive payouts between zero and 200 percent of target and long-term incentive award values between zero and 150 percent of target are possible.

For equity awards, the value included in the table hereinafter is the maximum value at grant. The value of equity awards at grant will be determined with reference to the market price of a Syngenta share on the date of grant in accordance with accepted valuation methods. The eventual value of the awards will depend firstly on the number of awards that vest subject to the applicable performance conditions, and secondly on the development of the Syngenta share price, and may therefore be higher or lower than the value at grant.

The table shows an indication of what the total compensation for the members of the Executive Committee would be under two scenarios: (1) the maximum total compensation possible, which is the amount submitted for approval, and (2) the target compensation amount. The table also shows the target and actual total compensation figures for 2015. The actual distribution of total compensation for 2016 may differ from these amounts, but will not exceed the maximum total compensation amount. “Other compensation” includes the estimated Company-paid social security contributions. Actual Company-paid social security contributions will be paid in accordance with applicable legislation and may differ depending on final variable compensation payouts.

Further details are available in the 2015 Compensation Report.

Notes:

*The maximum includes an indicative annual compensation amount for the permanent CEO position, which is currently vacant.

**Michael Mack, former CEO, stepped down from his functions at Syngenta in October 2015. The actual figures for 2015 include his compensation for the period worked in 2015 and all contractual compensation otherwise due during his notice period (this figure is included in “Other compensation”). Michael Mack did not receive a severance payment. John Ramsay stepped in as interim CEO from November 2015 and the actual compensation includes his compensation for this position for the 2015 part year.

11	Election of the Independent Proxy

The Board of Directors proposes to elect Prof. Dr. Lukas Handschin as Independent Proxy for the 2017 AGM.

Explanation

Article 17 al. b) of the Articles of Incorporation states that the Independent Proxy has to be elected by the AGM. The term of office is one year; re-election is possible. Natural persons, legal entities and partnerships are eligible provided they meet the independence criteria. For these purposes, the same criteria apply as for the independence of the external auditor under article 728 of the Swiss Code of Obligations.

Prof. Handschin is attorney at law in Zurich and Professor of Law at Basel University. He is independent of Syngenta. He has held office as Independent Proxy of Syngenta since the Company’s first AGM.

12	Election of the external auditor

The Board of Directors proposes the election of KPMG AG as external auditor of Syngenta AG for the business year 2016.

Annual Report 2015

For environmental protection reasons, we do not dispatch the Annual Report without request. You may access or download the Report on our website www.ar.syngenta.com. ADS holders who may want to receive a hard copy of the Annual Report 2015 are kindly requested to call:

1-800-555-2470 (toll free) or write to:

Proxy Service Corporation

200 A Executive Drive

Edgewood, NY 11717

Alternatively you may place your request by e-mail to:

shareholder.services@syngenta.com

Contact address

Syngenta AG

Shareholder Services

P.O. Box

4002 Basel

SWITZERLAND

T +41 61 323 2121

F +41 61 323 5461

E shareholder.services@syngenta.com

www.syngenta.com

Annual General Meeting of Syngenta AG

Date: April 26, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Syngenta AG
to be held on April 26, 2016
Proxy Card for ADS Holders as of March 17, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

PROXY TABULATOR FOR
SYNGENTA AG
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SYNGENTA AG

Instructions to The Bank of New York Mellon, as Depositary

(Must be received by 5:00 pm Eastern Time on April 18, 2016)

The undersigned registered holder of American Depositary Shares (“ADSs”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares of SYNGENTA AG, registered in the name of the undersigned in the books of the Depositary as of the close of business March 17, 2016, at the Annual General Meeting of SYNGENTA AG to be held on April 26, 2016, in respect of the resolutions specified on the reverse hereof.

NOTES:

1.     Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.

2.     If these voting instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions in favor of the Board of Directors for the unmarked issue.

3.     If during the period of March 17, 2016 to April 18, 2016 you wish to cancel some or all of your ADSs, you will be asked to certify as to whether you previously submitted voting instructions in respect of those ADSs, in which case, such voting instructions will be cancelled. If you do cancel your ADSs, you may vote the underlying ordinary shares provided they are registered in your name on April 21, 2016. (Voting of ordinary shares requires the completion of an ordinary share proxy form or attendance at the meeting.)

To the Holders of American Depositary Shares (ADSs) of Syngenta AG

We herewith inform you that the Annual General Meeting of Syngenta AG (the “Company”) will take place on April 26, 2016, at 9:30 a.m. CET in Basel, Switzerland. All holders of ADSs registered in the books of The Bank of New York Mellon (the “Depositary” for Syngenta) as of the close of business March 17, 2016, will be entitled to give voting instructions as detailed on the enclosed proxy voting card. Please note that the voting instructions must be received by 5:00 p.m. EST on April 18, 2016, in order to get timely processed.

As investors increasingly prefer to access AGM-related information online instead of receiving printed documents, and for environmental protection reasons, the Company strives to reduce the amount of paper used for this mailing to the extent possible. Therefore, you are receiving only this basic notice advising you of the date, place and time of the shareholder meeting accompanied by a voting instruction card.

The following shareholder documents are available on the Company’s website to view or download:

Notice of the 2016 Annual General Meeting
www.agm-2016.syngenta.com

Annual Report and Form 20-F for the year 2015
www.ar.syngenta.com

If you do not have access to the internet and/or would like to obtain a hard copy of the Notice of the 2016 Annual General Meeting and/or of the Annual Report 2015 or form 20-F 2015, please call:

+1-800-555-2470 (toll free), or write to:

Proxy Service Corporation
200 A Executive Drive
Edgewood, NY 11717

Alternatively you may place your request by e-mail to:
shareholder.services@syngenta.com

March 24, 2016	Syngenta AG
P.O. Box
4002 Basel
SWITZERLAND

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS Q&A IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO THE SWISS OFFER PROSPECTUS AND THE OFFER TO PURCHASE AND OTHER DOCUMENTS RELATING TO THE U.S. OFFER THAT HAVE BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT ON SCHEDULE TO FILED BY THE OFFEROR WITH THE SEC AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER FILED BY THE COMPANY WITH THE SEC, SINCE THESE MATERIALS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.SYNGENTA.COM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS Q&A ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 67% OF THE OUTSTANDING SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY'S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY'S FORM 20-F FILED ON FEBRUARY 11, 2016, AS WELL AS THE TENDER OFFER DOCUMENTS FILED BY THE OFFEROR AND THE SOLICITATION/RECOMMENDATION STATEMENT FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. THE OFFEROR, CHEMCHINA AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS Q&A OR OTHERWISE.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	March 23, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration